Attachment for Sub-Item 77M


Pursuant to a Plan of Reorganization which was approved by the Board of Directors of the registrant on June 9, 2005, and by the shareholders of the acquired funds on September 6, 2005, following the close of business on September 23, 2005:

(1) Sentinel Flex Cap Opportunity Fund acquired the assets and assumed the liabilities of Sentinel Growth Index Fund, and then changed its name to Sentinel Capital Opportunity Fund;

(2) Sentinel Government Securities Fund acquired the assets and assumed the liabilities of Sentinel Bond Fund; and

(3) Sentinel Mid Cap Growth Fund acquired the assets and assumed the liabilities of Sentinel Core Mid Cap Fund.

In each case the transaction was a tax-free reorganization in which the acquiring Fund exchanged its shares for all of the outstanding shares of the acquired fund, with the exchange ratios determined by the net asset values of the acquiring and acquired funds' shares on September 23, 2005.